Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of 8x8, Inc. of our report dated May 17, 2021, relating to the consolidated financial statements and schedule of 8x8, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for credit losses), and the effectiveness of internal control over financial reporting of 8x8, Inc. as of March 31, 2021, appearing in the Annual Report on Form 10-K of 8x8, Inc. for the year ended March 31, 2021, filed with the Securities and Exchange Commission, and to the reference to our firm under the caption “Experts” in the Prospectus that is part of this Registration Statement.

/s/ Moss Adams LLP

Campbell, California
January 25, 2022